January 17, 2020

Lloyd Carney
Chief Executive Officer
ChaSerg Technology Acquisition Corp.
7660 Fay Avenue, Suite H, Unit 339
La Jolla, CA 92037

       Re: ChaSerg Technology Acquisition Corp.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed January 6, 2020
           File No. 001-38685

Dear Mr. Carney:

       We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our December
23, 2019 letter.

Revised Preliminary Proxy Statement on Schedule 14A

Summary of the Proxy Statement
Parties to the Business Combination, page 15

1. We note the diagrams that you provide in response to prior comment 6. Please enhance your disclosure regarding the structure of Successor following the business combination by disclosing the anticipated percentage of the outstanding common stock of Successor owned by each of the depicted stockholders assuming no redemptions and maximum redemptions allowed under the merger agreement. Also, provide a cross-reference to the risk factors on pages 44 and 45 discussing the risks posed by the significant percentage of outstanding voting power held by the Sponsor and existing Grid Dynamics stockholders, as well as the operation of the Stockholders' Agreement, following the business combination.
 Lloyd Carney
ChaSerg Technology Acquisition Corp.
January 17, 2020
Page 2
Information about Grid Dynamics, page 144

2. We note from your response to prior comment 9 that Grid Dynamics' contracts are mostly short-term time and materials contracts and that you do not systematically track a backlog metric in managing the business. Please tell us the range or average contract term for Grid
         Dynamics contracts and your estimate of backlog as of December 31, 2018.
Grid Dynamics Management's Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 151

3. We note your revised disclosure in response to prior comment 23. The added disclosure regarding the range of net income as a percentage of revenues is not on a comparable basis to your disclosure, which indicates that Adjusted EBITDA is improving. Please revise to discuss the fluctuations or trends in net income during these periods or discuss the fluctuations in Adjusted EBITDA as a percentage of revenues in lieu of your current disclosures. In addition, your discussion of GAAP net income should precede the disclosures regarding Adjusted EBITDA. Refer to Question 102.10 of the Non-GAAP
         Compliance and Disclosure Interpretations.
Description of Successor Securities
Exclusive Forum, page 199

4. The revised disclosure that you provide here in response to prior comment 27 refers to a state or federal court located within the State of Delaware as the exclusive forum, whereas the risk factor that you provide on page 52 in response to such comment refers to the
         Court of Chancery of the State of Delaware as the exclusive forum. Please revise to reconcile the disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



FirstName LastNameLloyd Carney                                 Sincerely,
Comapany NameChaSerg Technology Acquisition Corp.
                                                               Division of
Corporation Finance
January 17, 2020 Page 2
FirstName LastName
                                                               Office of
Technology